Filed Pursuant to Rule 433

Registration No. 333-261845

October 25, 2023

Truist Financial Corporation

Pricing Term Sheet

October 25, 2023

Medium-Term Notes, Series G (Senior)

$1,750,000,000

7.161 % Fixed-to-Floating Rate Senior Notes due October 30, 2029

Issuer	Truist Financial Corporation

Security	7.161% Fixed-to-Floating Rate Senior Notes due October 30, 2029

Expected Ratings*	A3/Ratings Under Review (Moody’s) / A-/Stable (S&P) / A/Negative (Fitch) / AAL/Stable (DBRS)

Currency	USD

Size	$1,750,000,000

Security Type	SEC Registered Medium-Term Notes, Series G (Senior)

Trade Date	October 25, 2023

Settlement Date	October 27, 2023 (T+2)

Maturity Date	October 30, 2029

Fixed Rate Period	The period from, and including, the Settlement Date to, but excluding, October 30, 2028

Floating Rate Period	The period from, and including, October 30, 2028 to, but excluding, the Maturity Date

Fixed Rate Coupon	7.161%

Floating Rate Coupon	An annual floating rate equal to the Base Rate plus a spread of 2.446% per annum, payable quarterly in arrears during the Floating Rate Period

Base Rate	During the Floating Rate Period, SOFR (compounded daily over a quarterly Interest Period in accordance with the specific formula described in the Preliminary Pricing Supplement).

Floating Rate Reset Frequency	Quarterly during the Floating Rate Period

Payment Frequency	During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly

Interest Payment Dates	With respect to the Fixed Rate Period, each April 30 and October 30, commencing April 30, 2024; and with respect to the Floating Rate Period, each January 30, April 30, July 30 and October 30, commencing January 30, 2029, as further described in the Preliminary Pricing Supplement.

Interest Determination Dates	For the Floating Rate Period, the date two U.S. Government Securities Business Days before each Interest Payment Date

Interest Reset Dates	For the Floating Rate Period, each interest payment date.

Day Count Convention	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360

Redemption Provisions	Redeemable (i) at any time after 180 days following the issue date and before October 30, 2028, in whole or in part, at a make-whole redemption price based on the treasury rate plus 35 basis points and (ii) on October 30, 2028, in whole but not in part, or on or after September 30, 2029 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, in each case, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.

Fixed Rate Benchmark Treasury	4.625% US Treasury due September 30, 2028

Fixed Rate Benchmark Treasury Spot and Yield	98-24 1/4; 4.911%

Fixed Rate Spread to Benchmark Treasury	+ 225 basis points

Fixed Rate Yield to Maturity	7.161%

Price to Public	100.000% of face amount

Net Proceeds (Before Expenses) to Issuer	$1,747,375,000 (99.85%)

Use of Proceeds	The issuer intends to use the net proceeds from this offering for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries

Denominations	$2,000 x $1,000

CUSIP / ISIN	89788MAQ5 / US89788MAQ50

Global Settlement	Through The Depository Trust Company, Euroclear or Clearstream Luxembourg

Joint Book-Running Managers	Truist Securities, Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC

Co-Managers	CastleOak Securities, L.P. R. Seelaus & Co., LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. at 1-800-685-4786, Goldman Sachs & Co. LLC at 1-866-471-2526, or RBC Capital Markets, LLC at 1-866-375-6829.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.